

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Yunlu Yin
Chief Executive Officer
Global Pharm Holdings Group, Inc.
25/F New World Center
No. 6009 Yitian Road
Futian District, Shenzhen
People's Republic of China

> **Re: Global Pharm Holdings Group, Inc.**
> **correspondence submitted January 13, 2011 regarding**
> **Amendment No. 1 to Form 8-K**
> **Filed August 25, 2010**
> **File No. 333-152286**

Dear Mr. Yin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one in our letter dated December 23, 2010, and we partially re-issue that comment. Please file a 1934 Act registration statement, if you intend to register your securities under the Securities Exchange Act.

2.   We note your response to comment two in our letter dated December 23, 2010, and we partially re-issue that comment. Please amend the Form 8-K to comply with the comments in our prior letters and this letter.

3.   Please disclose the principal terms of the earn-in agreements.   For example, please disclose the shares issuable upon each occurrence date. Disclose whether each target was met and explain the facts upon which that determination was made.

4.   We note your response to comment 16 in our letter dated December 23, 2010. Please revise your disclosures to reflect the exercise of the call option and the change in share ownership, if appropriate. Please revise or advise. See our related comments below.

Description of our Business, page 5

5.   We note your response to comment six in our letter dated December 23, 2010. Please revise your filing accordingly.

Notes to Consolidated Financial Statements

Note 1 Organization, page F-6

6.   We read your response to our prior comment 16, and we note your statement that as of January 4, 2011, the first three earnings targets were achieved; however, we note that your after-tax net income for the three months ended September 30, 2010, per your Form 10-Q filed on November 15, 2010, was $3.66 million. As your earnings target for that period was $3.8 million, please reconcile this apparent inconsistency.

7.   Tell us how the parties to the Agreement addressed the apparent failure to meet the earnings target for the three months ended September 30, 2010. Tell us how the Call Option is exercised under the Agreement in this circumstance. Also, tell us whether the failure to meet an earnings target represents an Event of Default.

Form 10-Q for the period ended September 30, 2010

Item 4 – Controls and Procedures, page 14

8.   Please refer to your response to our prior comment 22. The reasons you cite as bases for concluding your disclosure controls and procedures were ineffective represent the possible outcome of material weaknesses instead of the actual material weaknesses in the disclosure controls and procedures. Please revise to describe the material weaknesses in disclosure controls and procedures that resulted in your ineffective conclusion. Also, revise to disclose the specific steps that you have taken, if any, to remediate each material weakness and disclose whether you believe that each material weakness still exists at the end of the period covered by the report.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director